ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

March 17, 2010

Brett Cooper
VIA EDGAR	(415) 773-5918
bcooper@orrick.com

Pamela A. Long, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

RE:                            NOVA Chemicals Corporation (the “Company”)
Amendment No. 1 to Form F-4
Filed February 12, 2010 (the “Registration Statement”)
File No. 333-163915

Dear Ms. Long:

Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 26, 2010 (the “Staff Letter”).  Concurrent with delivering this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) on EDGAR.  For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results..., page 35

Liquidity and Capital Resources, page 65

1.                                       Comment:  We note your response to comment 11 in our letter dated January 15, 2010, and revised disclosure with regard to your principal sources of liquidity.  Your contractual obligation table combines your obligations for 2010 and 2011.  Considering your negative working capital position, it may be helpful to a reader to discuss your contractual obligations specifically relating to 2010 and the resources needed to fulfill all expected liquidity obligations in 2010.  See section 501.13.b of the Financial Reporting Codification.

Response: As part of updating the financial statements throughout the registration statement for the year ended December 31, 2009, the contractual obligations table now has a separate column for 2010.  In addition, the Company has disclosed under the heading “Current Debt Maturities or Redemptions” on page 71 how it intends to fulfill all expected liquidity obligations in 2010.

Ms. Pamela Long

March 17, 2010

Market and Regulatory Risk, page 88

Foreign Exchange Hedging, page 89

2.                                       Comment:  You indicate in your response to comment 13 in our letter dated January 15, 2010, that you have revised your disclosure to address our comment.  It is unclear where you have addressed this comment in your amendment to your Form F-4.  As previously requested, please revise to clarify the impact the change in functional currency had on your foreign exchange risk exposure and how you manage the risk.  It appears as if you have only added reference to your sensitivity analysis in your revised disclosure.  Please address how this sensitivity information complies with the quantitative information about market risk required by Item 11(a) of Form 20-F.

Response:  As stated in the second paragraph of “Foreign Exchange Hedging” beginning on the bottom of page 89, the change in functional currency results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in Accumulated Other Comprehensive Income (AOCI).  We have provided additional disclosure in the second paragraph on page 90 to address how we are managing this risk.

The sensitivity analysis provided on pages 90 and 91, complies with Item 11(a)(ii) by providing disclosure that expresses the potential increase/decrease in our net liability position and after tax net income for each 1% strengthening/weakening of the Canadian dollar against the U.S. dollar.

Commodity Price Risk Management and Hedging, page 90

3.                                       Comment: We note your response to comment 14 in our letter dated January 15, 2010, and your revised disclosure.  It is unclear how you have addressed each bullet point in our prior comment.  Please provide us with page references as to where you have revised your disclosure to address our comment.  As previously requested, please expand your discussion of commodity price risk management and hedging to address the following:

•                  Disclose the expected impact of market fluctuations on your existing derivative positions.  In Note 20, you have provided a sensitivity analysis of the impact to after-tax income assuming a unit increase in your primary feedstocks.  Please tell us whether this includes consideration of your commodity forward purchase contracts and other derivatives.  Include a sensitivity analysis of the impact to the consolidated financial statements from your significant commodity derivative contracts given an increase or decrease in feedstock prices.

Ms. Pamela Long

March 17, 2010

•                  Discuss material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully your net market risk exposures.  Your disclosure should include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information in Note 20, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information.

•                  Discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years.

•                  Disclose any changes in either your primary market risk exposures or how these exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

Response:   The Company has provided disclosures in response to the first bullet in the last paragraph on page 91, which carries over to the top of page 92; the second bullet in the table on page 91; the third bullet in the last paragraph on page 91; and the fourth bullet in the carryover paragraph on page 92.

The Exchange Offer, page 136

Expiration Date; Extensions; Amendments, page 138

4.                                       Comment: We note your response to comment 19 in our letter dated January 15, 2010 and have the following comments:

•                  It is not clear how you would delay acceptance of the notes upon the occurrence of an event set forth in the “Conditions of the Exchange Offer” section, as all conditions must be satisfied or waived prior to expiration of the offer.  Please revise accordingly.

•                  Please indicate under this heading, as you have in your response letter, that any delay will be consistent with Rule 14e-1(c).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 153 to clarify that the Company will delay acceptance of the notes only due to an extension of the exchange offer.  The Company has also added disclosure to Amendment No. 2 indicating that any delay in acceptance of the notes will be consistent with Rule 14e-1(c).

Ms. Pamela Long

March 17, 2010

Conditions of the Exchange Offer, page 144

5.                                       Comment: We note your response to comment 22 in our letter dated January 15, 2010.  The second bullet point under this heading continues to include a subjective standard.  As previously requested, please revise your disclosure to provide an objective standard for the determination of whether conditions have occurred or have been satisfied.

Response:  In response to the Staff’s comment, the Company revised the disclosure on page 159 in this section to state that the Company may determine in its “reasonable discretion” rather than its “sole discretion” whether certain conditions have occurred or are satisfied.

Description of Exchange Notes, page 146

6.                                       Comment: We note your response to comment 24 in our letter dated January 15, 2010, and reissue this comment with respect to the last sentence of the second paragraph under “General” indicating that the summary is “qualified by reference to all the provisions of the indenture.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section by removing the qualification incorporating by reference the indenture.

Available Information, page 175

7.                                       Comment: We reissue comment 28 from our letter dated January 15, 2010.  We note the qualification in the sentence that begins “Statements contained in this prospectus as to the contents of any contract or other document...are not necessarily complete....” Please note that you may not qualify information in your prospectus by reference to provisions in your exhibits or elsewhere unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Therefore, please remove this sentence from your disclosure.

Response:  In response to the Staff’s comment, the Company has removed this sentence.

Financial Statements

Note 21 — United States Generally Accepted Accounting Principles, page F-76

8.                                       Comment: We note your response to comment 29 in our letter dated January 15, 2010.  Please note that Item 17(c)iii requires a statement of cash flows in US GAAP or under IFRS or a note describing the material differences in the accounting principles used.  It is unclear why you are not including this note in your 2008 financial statements.  Please revise to

Ms. Pamela Long

March 17, 2010

include the information required in Item 17(c)(2)(iii) or, to the extent this information is not applicable, please disclose this fact.

Response: The Company has included disclosure in the US GAAP reconciliation footnote number 23 indicating that there are no material differences in the statement of cash flows under US GAAP and Canadian GAAP.

Note 2 — IPIC Acquisition, page F-104

9.                                       Comment: We note your response to comments 32 and 33 in our letter dated January 15, 2010, with regard to the IPIC Acquisitions purchase price and allocation.  Please revise to disclose the purchase price calculation as you have included in your response to prior comment 32 and the underlying reasons for the bargain purchase as you have discussed in your response to prior comment 33.  Also, please disclose when you expect to finalize the valuation and what remains to be done before finalization.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure in footnote number 3.  The Company has finalized the valuation and removed the provisional language from Amendment No. 2.

Part II — Information Not Required in Prospectus, page II-1

Item 21.  Exhibits and Financial Statement Schedules, page II-3

10.                                 Comment: We note your response to comment 35 in our letter dated January 15, 2010, and reissue this comment.  Please be advised that Item 601 of Regulation S-K governs the items that must be filed as exhibits to your registration statement.  See Item 21(a) of Form F-4.

Response:  The Company does not believe it is required under Item 601(b)(10) of Regulation S-K to file as an exhibit to the registration statement the agreement in principle referenced on page 113 of Amendment No. 1 to the Registration Statement filed on February 12, 2010 (“Amendment No. 1”), because neither the Company nor any subsidiary of the Company (i) is a party to the agreement (ii) has succeeded to a party to the contract by assumption or assignment (iii) or has a beneficial interest in the agreement.

Pursuant to Item 21(a) of Form F-4 and Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company is not required to file as exhibits to the registration statement the employment agreement with Mr. Woelfel referenced on page 113 and the change of control agreements referenced on pages 128 and 129 of Amendment No. 1 inasmuch as the Company is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K, the filing of these compensatory agreements is not required pursuant to the disclosure requirements of its home country, Canada, and the Company has not otherwise publicly disclosed such agreements.

Ms. Pamela Long

March 17, 2010

Exhibit 5.1

11.                                 Comment: Please have counsel revise its opinion to consent to the reliance of Orrick, Herrington & Sutcliffe LLP on its opinion.

Response:  In response the Staff’s comments, counsel has filed a new opinion as Exhibit 5.1 to Amendment No. 2 that consents to the reliance of Orrick, Herrington & Sutcliffe LLP on its opinion.

Supplemental Letter

12.                                 Comment: Please revise your supplemental letter to provide the following representations:

•                  You will make each holder of Outstanding Notes participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person:

•                  cannot rely on the Commission’s position in the foregoing no-action letters and similar interpretative and no-action letters and

•                  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

•                  You acknowledge that any resale of the Exchange Notes by a holder of Outstanding Notes participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

•                  You further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the Exchange Notes.

Response:  In response to the Staff’s comment, concurrent with filing Amendment No. 2, the Company is filing a revised supplemental letter that includes the above referenced representations.

*    *    *    *

Ms. Pamela Long

March 17, 2010

Please contact the undersigned at (415) 773-5918 if you have any questions or comments regarding the foregoing.  Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:                                 Melissa Rocha, Staff Accountant

Hagen Ganem, Staff Attorney

Alan Pretter (NOVA Chemicals Corporation)
Alan Talkington (Orrick, Herrington & Sutcliffe LLP)